Exhibit 99.3

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

These Unaudited Pro Forma Financial Statements of Brookfield Infrastructure Partners L.P. (“BIP”, “Brookfield Infrastructure” or the “partnership”), are prepared based on the historical consolidated financial statements of the partnership, Triton International Ltd. (“Triton”), HomeServe PLC (“HomeServe”), Compass Datacenters LLC (“Compass”) Transmissora Sertaneja de Eletricidade S.A. (“Sertaneja”), DFMG Deutsche Funkturm GmbH (“DFMG”) and Data4 Group (“Data4”). These unaudited pro forma financial statements have been prepared to illustrate the expected effects of the following transactions (collectively, the “Transactions”) on the consolidated financial statements of the partnership:

Consummated transactions:

•	On January 4, 2023, the partnership, alongside institutional partners (the “HomeServe consortium”), completed the acquisition of HomeServe, a residential decarbonization infrastructure business operating in North America and Europe for total cash consideration of $1.2 billion (HomeServe consortium - $4.9 billion). The partnership has 100% voting interest and an effective 26% and 25% economic interest in HomeServe’s North American and European businesses, respectively. Brookfield Infrastructure consolidates HomeServe effective January 4, 2023.

•	On February 1, 2023, Brookfield Infrastructure acquired an effective 6% interest in DFMG, a European telecom tower operation in Germany and Austria, for consideration of approximately $0.7 billion. The partnership accounts for its interest in DFMG using the equity method of accounting.

•	On May 2, 2023, the partnership, alongside institutional partners (the “Sertaneja consortium”) exercised its option to acquire an additional 15% interest in Sertaneja for $35 million (Sertaneja consortium total of 50% for $114 million), a Brazilian electricity transmission operation, increasing the partnership’s voting interest to 100% and economic interest to 31% (Sertaneja consortium total of 100%). The partnership previously accounted for its interest in Sertaneja using the equity method and consolidates the entity effective May 2, 2023.

Probable transactions:

•	On April 11, 2023, the partnership, alongside institutional partners (the “Triton consortium”), entered into an agreement to acquire Triton for approximately $4.7 billion through its subsidiary Brookfield Infrastructure Corporation (“BIPC”). Each Triton shareholder will receive total consideration of $85.00 per Triton common share (“Triton Share”), which will consist of $68.50 in cash and $16.50 in BIPC class A exchangeable shares (“BIPC Shares”). The stock portion of the consideration is subject to a collar, ensuring Triton shareholders receive the number of BIPC shares equal to $16.50 in value for every Triton Share if the ten-day volume weighted average price of BIPC shares (measured two days prior to closing) (the “BIPC Final Stock Price”) is between $42.36 and $49.23 (the “Collar”). Triton shareholders will receive 0.390 BIPC Shares for each Triton Share if the BIPC Final Stock Price is below $42.36, and 0.335 BIPC Shares for each Triton Share if the BIPC Final Stock Price is above $49.23. With the collar, between 18.4 and 21.3 million BIPC Shares will be issued to Triton shareholders. Subsequent to the acquisition, we expect that BIP will have 100% of voting interest and hold an approximate 22% economic interest in Triton through BIPC (Triton consortium total of 100%). If the price of BIPC Shares falls within the Collar, then an increase or a decrease in share price will result in a decrease or an increase in the number of shares issued, respectively, such that total value received by holders of the Common Shares will not be impacted. Should the BIPC Share price drop by 10% outside of the Collar, total consideration will decrease by approximately $80 million. Should the BIPC Share price increase by 10% outside the Collar, total consideration will increase by approximately $100 million. The partnership will consolidate Triton upon closing of the acquisition, which is expected to be in the third quarter of 2023.

•	On April 12, 2023, the partnership, alongside institutional partners (the “Data4 consortium”), entered into an agreement to acquire Data4, a pan-European hyperscale data center platform for total consideration of $0.7 billion (Data4 consortium - $2.6 billion). The partnership will hold an approximate 28% interest in Data4 (Data4 consortium total of 100%). The partnership will consolidate Data4 upon closing of the acquisition, which is expected to be in the third quarter of 2023.

•	On June 20, 2023, the partnership entered into an agreement to acquire an effective 13.7% interest in Compass, a leading North American data center developer, for cash consideration of approximately $0.4 billion. The acquisition is expected to close in the fourth quarter of 2023 and the partnership will account for its interest in Compass using the equity method of accounting.

The information in the Unaudited Pro Forma Statements of Operating Results for the year ended December 31, 2022 and for the three months ended March 31, 2023 gives effect to transaction accounting adjustments as if each of the Transactions had been consummated on January 1, 2022. No adjustments were made for the acquisition of HomeServe to the Unaudited Pro Forma Statements of Operating Results for the three months ended March 31, 2023 as the historical financial results of the partnership for the three months ended March 31, 2023 already include the financial results of the businesses acquired during the first quarter of 2023.

The information in the Unaudited Pro Forma Statement of Financial Position as at March 31, 2023 gives effect to transaction accounting adjustments as if the Data4, Triton, Sertaneja and Compass acquisitions had been consummated on March 31, 2023. No adjustments were made for HomeServe and DFMG to the Unaudited Pro Forma Statement of Financial Position as at March 31, 2023 as the financial position of the acquired businesses are already included in the partnership’s historical financial information as at such date.

All financial data in the Unaudited Pro Forma Financial Statements is presented in U.S. dollars, unless otherwise noted, and the Unaudited Pro Forma Financial Statements have been prepared using accounting policies that are consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These Unaudited Pro Forma Financial Statements are based on preliminary estimates, accounting judgments and currently available information and assumptions that management believes are reasonable. The notes to these Unaudited Pro Forma Financial Statements provide information of how the adjustments presented herein were derived. All financial data for the HomeServe, DFMG, Data4, Triton, Sertaneja and Compass acquisitions has been derived from the historical actual financial information of the businesses acquired. The notes to the Unaudited Pro Forma Financial Statements provide a detailed discussion of how such adjustments were derived and presented in the Unaudited Pro Forma Financial Statements. The Unaudited Pro Forma Financial Statements should be read in conjunction with (1) the audited annual financial statements of the partnership, with the notes thereto, as of and for the year ended December 31, 2022, which are included in the partnership’s most recently filed Annual Report on Form 20-F, and the unaudited interim financial statements of the partnership as of and for the three months ended March 31, 2023, which have been filed as Exhibit 99.1 to a Report on Form 6-K, dated May 10, 2023; and (2) the audited annual financial statements of Triton as of and for the year ended December 31, 2022, and the unaudited interim combined financial statements of Triton as of and for the three months ended March 31, 2023, which have been filed as Exhibits 99.1 and 99.2, respectively, to the Report on Form 6-K on which these Unaudited Pro Forma Financial Statements have been filed as Exhibit 99.3.

The Unaudited Pro Forma Financial Statements have been prepared for illustrative purposes only and are not necessarily indicative of the financial position or operating results of the partnership had the Transactions occurred on the dates indicated, nor is such pro forma financial information necessarily indicative of the results to be expected for any future period. The actual financial position and operating results may differ significantly from the pro forma amounts reflected herein due to a variety of factors, and remain subject to the closing of the Data4, Triton and Compass acquisitions. Accordingly, readers are cautioned to not place undue reliance on these Unaudited Pro Forma Financial Statements.

UNAUDITED PRO FORMA STATEMENT OF FINANCIAL POSITION

US$ MILLIONS

As at March 31, 2023

	Brookfield Infrastructure Partners (Historical)	Triton	Data4	Sertaneja	Compass	Proforma Combined Total
		1	2	3	6
Assets
Cash and cash equivalents	$1,515	$196	$(220)	$1	$(370)	$1,122
Financial Assets	1,103	(2)	17	-	-	1,118
Accounts receivable and other	3,506	469	163	9	-	4,147
Inventory	500	35	4	-	-	539
Assets classified as held for sale	913	143	-	-	-	1,056
Current assets	7,537	841	(36)	10	(370)	7,982

Property, plant and equipment	37,597	10,430	40	-	-	48,067
Equipment held for sale
Intangible assets	15,459	5	6	477	-	15,947
Investments in associates and joint ventures	5,824	-	-	(22)	370	6,172
Investment properties	727	-	3,169	-	-	3,896
Goodwill	11,670	415	1,449	25	-	13,559
Financial assets (non-current)	610	52	56	-	-	718
Other assets	2,372	1,431	-	-	-	3,803
Deferred income tax asset	129	-	1	-	-	130
Non-current assets	74,388	12,333	4,721	480	370	92,292
Total assets	$81,925	$13,174	$4,685	$490	$-	$100,274

Liabilities and partnership capital
Liabilities
Accounts payable and other	$5,114	$220	$275	$39	$-	$5,648
Corporate borrowings	1,235	-	-	-	-	1,235
Non-recourse borrowings	3,570	927	7	-	-	4,504
Financial liabilities	362	2	-	-	-	364
Liabilities directly associated with assets classified as held for sale	490	-	-	-	-	490
Current liabilities	10,771	1,149	282	39	-	12,241

Corporate borrowings	3,336	58	-	-	-	3,394
Non-recourse borrowings (non-current)	26,676	6,272	2,180	197	-	35,325
Financial liabilities (non-current)	1,725	-	-	-	-	1,725
Other liabilities (non-current)	4,285	-	3	-	-	4,288
Deferred income tax liability	6,800	591	427	83	-	7,901
Preferred shares	20	-	-	-	-	20
Non-current liabilities	42,842	6,921	2,610	280	-	52,653
Total liabilities	$53,613	$8,070	$2,892	$319	$-	$64,894

Partnership capital
Limited partners	$5,112	$(15)	$(13)	$12	$-	$5,096
General partner	25	-	-	-	-	25
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	2,149	(6)	(5)	-	-	2,138
BIPC	1,225	900	(4)	-	-	2,121
Exchange LP Units	68	-	-	-	-	68
Perpetual subordinated notes	293	-	-	-	-	293
Interest of others in operating subsidiaries	18,522	4,225	1,815	159	-	24,721
Preferred unit capital	918	-	-	-	-	918
Total partnership capital	28,312	5,104	1,793	171	-	35,380
Total liabilities and partnership capital	$81,925	$13,174	$4,685	$490	$-	$100,274

See the accompanying notes to the Unaudited Pro Forma Financial Statements.

UNAUDITED PRO FORMA STATEMENT OF OPERATING RESULTS

US$ MILLIONS

For the three-month period ended March 31, 2023

	Brookfield Infrastructure Partners (Historical)	Triton	Data4	Sertaneja	Compass	DFMG	Proforma combined total
		1	2	3	6	5
Revenues	$4,218	$416	$98	$9	$-	$-	$4,739
Direct operating costs	(3,229)	(242)	(50)	(2)	-	-	(3,519)
General and administrative expenses	(103)	-	-	-	-	-	(103)
	886	174	48	7	-	-	1,117

Interest expense	(568)	(102)	(30)	(4)	-	-	(704)
Share of earnings from investments in associates and joint ventures	103	-	-	(1)	(6)	3	99
Mark-to-market gains (losses)	(94)	-	-	-	-	-	(94)
Other income (expenses)	(95)	16	-	-	-	-	(80)
Income before income tax	232	88	18	2	(6)	3	337

Income tax (expense) recovery
Current	(132)	(13)	-	-	-	-	(145)
Deferred	43	6	2	(1)	-	-	50
Net income	$143	$81	$20	$1	$(6)	$3	$242

Attributable to:
Limited partners	$(25)	$10	$3	$-	$(4)	$2	$(14)
General partner	65	-	-	-	-	-	65
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	(11)	4	1	-	(2)	1	(7)
BIPC exchangeable shares	(6)	3	1	-	(1)	-	(3)
Exchangeable units	-	-	-	-	-	-	-
Interest of others in operating subsidiaries	120	64	15	1	1	-	202
Basic and diluted earnings per unit attributable to:
Limited partners	$(0.07)	$0.02	$0.01	$-	$(0.01)	$0.01	$(0.05)

See the accompanying notes to the Unaudited Pro Forma Financial Statements.

UNAUDITED PRO FORMA STATEMENT OF OPERATING RESULTS

US$ MILLIONS

For the year ended December 31, 2022

	Brookfield Infrastructure Partners (Historical)	HomeServe	DFMG	Triton	Sertaneja	Data4	Compass	Proforma combined total
		4	5	1	3	2	6
Revenues	$14,427	$2,020	$-	$1,827	$98	$235	$-	$18,607
Direct operating costs	(10,510)	(1,648)	-	(1,024)	(34)	(159)	-	(13,375)
General and administrative expenses	(433)	-	-	-	-	-	-	(433)
	3,484	372	-	803	64	76	-	4,799

Interest expense	(1,855)	(35)	-	(402)	(14)	(74)	-	(2,380)
Share of earnings from investments in associates and joint ventures	12	-	1	-	(4)	-	(23)	(14)
Mark-to-market gains (losses)	202	10	-	-	-	-	-	212
Other income (expenses)	92	(306)	-	2	2	441	-	231
Income before income tax	1,935	41	1	403	48	443	(23)	2,848

Income tax (expense) recovery
Current	(474)	(44)	-	(47)	(1)	-	-	(566)
Deferred	(86)	25	-	12	(13)	(103)	-	(165)
Net income	$1,375	$22	$1	$368	$34	$340	$(23)	$2,117

Attributable to:
Limited partners	$101	$3	$-	$46	$6	$55	$(13)	$198
General partner	240	-	-	-	-	-	-	240
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	42	1	-	19	3	23	(6)	82
BIPC exchangeable shares	24	1	-	13	2	16	(4)	52
Exchangeable units	-	-	-	1	-	1	-	2
Interest of others in operating subsidiaries	968	17	1	289	23	245	-	1,543
Basic and diluted earnings per unit attributable to:
Limited partners	$0.14	$0.01	$-	$0.10	$0.01	$0.12	$(0.03)	$0.35

See the accompanying notes to the Unaudited Pro Forma Financial Statements.

1. Acquisition of Triton

The following tables and explanatory notes present Triton’s statement of financial position as of March 31, 2023 as adjusted to give effect to the acquisition as if it had occurred on March 31, 2023, and Triton's statements of operating results for the three months ended March 31, 2023 and for the year ended December 31, 2022 as adjusted to give effect to the acquisition as if it had occurred on January 1, 2022 with transaction accounting adjustments calculated using information as of July 25, 2023 which is the most recent practicable date prior to the filing of this 6-K, given Triton is a probable acquisition.

US$ MILLIONS

As at March 31, 2023

	Triton historical	Reclassification to conform presentation	Transaction accounting adjustments		Proforma Combined Total
		1(a)
Assets
Cash and cash equivalents	$93	$103	$-		$196
Restricted cash	103	(103)	-		-
Financial Assets	-	40	(42)	1(b),(c)	(2)
Accounts receivable and other	250	219	-		469
Inventory	-	35	-		35
Assets classified as held for sale	-	143	-		143
Current assets	446	437	(42)		841

Property, plant and equipment	-	9,293	1,137	1(e)	10,430
Leasing equipment, net of accumulated depreciation	9,291	(9,291)	-		-
Net Investment in finance leases	1,621	(1,621)	-		-
Equipment held for sale	178	(178)	-		-
Intangible assets	-	5	-		5
Lease intangibles, net of accumulated amortization	5	(5)	-		-
Goodwill	237	-	178	1(e)	415
Financial assets (non-current)	-	52	-		52
Fair value of derivative instrument	92	(92)	-		-
Other assets	31	1,400	-		1,431
Non-current assets	11,455	(437)	1,315		12,333
Total assets	$11,901	$-	$1,273		$13,174

Liabilities and partnership capital
Liabilities
Accounts payable and other	$86	$336	$(202)	1(e),(g)	$220
Equipment purchase payable	20	(20)	-		-
Fair value of derivative instruments	2	(2)	-		-
Non-recourse borrowings	-	1,007	(80)	1(h)	927
Financial liabilities	-	2	-		2
Deferred revenue	316	(316)	-	1(e)	-
Current liabilities	424	1,007	(282)		1,149

Corporate borrowings	-	-	58	1(d)	58
Debt, net of unamortized costs	7,907	(7,907)	-		-
Non-recourse borrowings (non-current)	-	6,900	(628)	1(h)	6,272
Deferred income tax liability	413	-	178	1(e)	591
Non-current liabilities	8,320	(1,007)	(392)		6,921
Total liabilities	$8,744	$-	$(674)		$8,070

Partnership capital
Limited partners	$-	$-	$(15)	1(g)	$(15)
General partner	-	-	-		-
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	-	-	(6)	1(g)	(6)
BIPC	-	-	900	1(a),(g)	900
Exchange LP Units	-	-	-		-
Perpetual subordinated notes	-	-	-		-
Interest of others in operating subsidiaries	-	-	4,225	1(c),(f),(g)	4,225
Preferred unit capital	-	-	-		-
Equity	-	-	-		-
Preferred shares	730	-	(730)	1(e)	-
Common shares	1	-	(1)	1(e)	-
Undesignated shares	-	-	-		-
Treasury shares	(1,195)	-	1,195	1(e)	-
Issued share capital	-	-	-		-
Additional paid-in capital	907	-	(907)	1(e)	-
Accumulated earnings	2,629	-	(2,629)	1(e)	-
Accumulated other comprehensive income	85	-	(85)	1(e)	-
Total partnership capital	3,157	-	1,947		5,104
Total liabilities and partnership capital	$11,901	$-	$1,273		$13,174

US$ MILLIONS

For the three-month period ended March 31, 2023

	Triton historical	Reclassification to conform presentation	Transaction accounting adjustments		Proforma combined total
		1(a)
Revenues	$-	$416	$-		$416
Leasing revenue - Operating leases	370	(370)	-		-
Leasing revenue - Finance leases	27	(27)	-		-
Equipment trading revenue	19	(19)	-		-
Net gain on sale of leasing equipment	16	(16)	-		-
Direct operating costs	(23)	(187)	(32)	1(k)	(242)
Equipment trading expenses	(18)	18	-		-
General and administrative expenses	(23)	23	-		-
Provision (reversal) for doubtful accounts	2	(2)	-		-
Depreciation and amortization expense	(148)	148	-		-
	222	(16)	(32)		174

Interest expense	(59)	-	(43)	1(l)	(102)
Other income (expenses)	-	16	-		16
Income before income tax	163	-	(75)		88

Income tax (expense) recovery
Current	(13)	-	-		(13)
Deferred	-	-	6	1(m)	6
Net income	$150	$-	$(69)		$81

Attributable to:
Limited partners	-	-	-		$10
General partner	-	-	-		-
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	-	-	-		4
BIPC exchangeable shares	-	-	-		3
Exchangeable units	-	-	-		-
Interest of others in operating subsidiaries	-	-	-		64
Preferred unitholders	-	-	-		-
Basic and diluted earnings per unit attributable to:
Limited partners	-	-	-		$0.02

US$ MILLIONS

For the year ended December 31, 2022

	Triton historical	Reclassification to conform presentation	Transaction accounting adjustments		Proforma combined total
		1(a)
Revenues	$-	$1,827	$-		$1,827
Leasing revenue - Operating leases	1,564	(1,564)	-		-
Leasing revenue - Finance leases	115	(115)	-		-
Equipment trading revenue	148	(148)	-		-
Net gain on sale of leasing equipment	116	(116)	-		-
Direct operating costs	(42)	(857)	(125)	1(o)	(1,024)
Equipment trading expenses	(132)	132	-		-
General and administrative expenses	(93)	93	-		-
Provision (reversal) for doubtful accounts	3	(3)	-		-
Depreciation and amortization expense	(635)	635	-		-
	1,044	(116)	(125)		803

Interest expense	(226)	-	(176)	1(p)	(402)
Debt termination expense	(2)	2	-		-
Other income (expenses)	2	114	(114)	1(q)	2
Income before income tax	818	-	(415)		403

Income tax (expense) recovery
Current	(47)	-	-		(47)
Deferred	(24)	-	36	1(r)	12
Net income	$747	$-	$(379)		$368

Attributable to:
Limited partners	-	-	-		$46
General partner	-	-	-		-
Preferred shares	-	-	-		-
Common shares	-	-	-		-
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	-	-	-		19
BIPC exchangeable shares	-	-	-		13
Exchangeable units	-	-	-		1
Interest of others in operating subsidiaries	-	-	-		289
Preferred unitholders	-	-	-		-
Basic and diluted earnings per unit attributable to:	-	-	-		-
Limited partners	-	-	-		$0.10

a)	Management determined there to be no material adjustments to reconcile the financial statements of Triton, prepared under accounting standards generally accepted in the United States, to IFRS. Certain adjustments that have been made to conform the presentation of the consolidated financial statements of Triton to the presentation of financial information in BIP’s and BIPC’s financial statements. Such reclassifications include:

i.	Triton’s fair value of derivative instrument has been adjusted to current and non-current financial asset as disclosed in Note 8 of Triton’s financial statements for the three-month period ended March 31, 2023.

ii.	Triton’s equipment held for sale has been reclassified to held for sale and inventory, as disclosed in Note 9 of Triton’s financial statements for the three-month period ended March 31, 2023.

iii.	Other assets have been adjusted to include the non-current portion of net investment in finance leases as disclosed in Note 8 of Triton’s financial statement for the period ended December 31, 2022 as it was the most recent financial data available and immaterial changes for the interim period were assumed.

iv.	Current accounts payable and other has been adjusted to reflect equipment purchase payable and deferred revenue as disclosed on Triton’s financial statements for the period ended March 31, 2023.

v.	Triton’s debt, net of unamortized costs, has been adjusted to current and non-current non-recourse borrowings as disclosed in Triton’s financial statements for the period ended March 31, 2023.

vi.	Net income reported by Triton was reallocated to components of BIP, as appropriate.

vii.	Other reclassifications have been made to conform Triton’s financial statement line items to those of BIP .

   The following table provides the preliminary purchase price allocation:

(In US$ millions, unless otherwise noted)
Estimated number of BIPC shares to be issued (millions of shares)		19.26
Price of BIPC Shares ($ per share)	1(b)	$46.95

Total estimated share consideration		904
Total estimated cash consideration	1(b)	58
Pre-existing interest in Triton	1(b)	42
Consideration provided by non-controlling interests	1(c)	3,654

Total estimated fair value of consideration		$4,658

Current assets		740
Property, plant, and equipment		10,430
Intangibles and goodwill		420
Net assets held for sale		143
Non-current assets		1,483
Current liabilities		(108)
Non-recourse borrowings		(7,199)
Deferred tax liabilities		(591)
Non-controlling interest (preferred shares issued by Triton at fair value)		(660)

Fair value of net assets acquired		$4,658

Total fair value of consideration is calculated based upon the assumptions (i) that there are 54.8 million outstanding Common Shares, including all vested stock awards and (ii) holders of the Common Shares will receive total consideration of $85.00 per outstanding common share of Triton, which will consist of $68.50 in cash and $16.50 in BIPC Shares. The unaudited pro forma financial statements are prepared assuming that total consideration attributed to BIP (through BIPC) of approximately $1.0 billion will be comprised of approximately $900 million BIPC Shares, cash consideration, and our pre-existing interest. For the purposes of the pro forma financial statements, it is assumed that 19.3 million BIPC shares are issued in association with the acquisition. Total Brookfield consideration of $4.7 billion will be comprised of consideration from BIP and BIPC as noted above and cash consideration from institutional partners (presented as non-controlling interests) that will be paid to the holders of the Triton's outstanding common shares.

Triton shareholders receive the number of BIPC shares equal to $16.50 in value for every Triton Share if the ten-day volume weighted average price of BIPC shares (measured two days prior to closing) (the “BIPC Final Stock Price”) is between $42.36 and $49.23 (the “Collar”). Triton shareholders will receive 0.390 BIPC Shares for each Triton Share if the BIPC Final Stock Price is below $42.36, and 0.335 BIPC Shares for each Triton Share if the BIPC Final Stock Price is above $49.23. With the collar, between 18.4 and 21.3 million BIPC Shares will be issued to Triton shareholders

If the price of BIPC Shares falls within the Collar, then an increase or a decrease in share price will result in a decrease or an increase in the number of shares issued, respectively, such that total value received by holders of the Common Shares will not be impacted. Should the BIPC Share price drop by 10% outside of the Collar, total consideration will decrease by approximately $80 million. Should the BIPC Share price increase by 10% outside the Collar, total consideration will increase by approximately $100 million.

As of March 31, 2023, Brookfield Corporation and its subsidiaries held an aggregate economic interest in approximately 2.7 million outstanding common shares of Triton, representing approximately 4.8% of the issued and outstanding shares of Triton (BIP’s share is approximately 1%). BIP’s share of the interest was accounted for as a financial asset and had a fair market value of $42 million as at March 31, 2023.

b)	The acquisition of Triton is a probable acquisition and will be accounted for as a business combination. The purchase consideration, assets acquired and liabilities assumed are therefore recorded at their estimated fair value based on information available in the public domain as of July 25, 2023 unless otherwise noted. Actual amounts recognized by BIP on the effective date of the Transactions, if consummated, may differ materially from these estimates.

c)	Represents the consideration paid for the interest acquired by Brookfield, excluding BIP and BIPC, measured at fair value net of transaction costs of $3,654 million.
d)	For the purposes of BIP’s pro forma financial statements, corporate borrowings were adjusted to reflect an additional $58 million to finance cash consideration.
e)	Assets acquired and liabilities assumed were re-measured to fair value as of July 25, 2023. Differences between the fair value of consideration paid and the carrying values of assets acquired and liabilities assumed have been first reflected as an adjustment to items where fair value information is readily available. Deferred revenue is not recognized as a liability of the combined entity given it relates to rent received in advance. The remaining difference was allocated to property, plant and equipment as management determines that the majority of the value of Triton’s business is derived from its property, plant and equipment given its business is mainly shipping container leasing. The increase to deferred tax liabilities represents the tax impact of the difference between the fair value and the carrying value of net assets calculated based on a tax rate of 8%, which represents the effective income tax rate of Triton as disclosed in Note 11 of Triton’s March 31, 2023 interim consolidated financial statements. The recognition of deferred tax liabilities resulted in a corresponding increase in goodwill for the same amount. Triton’s historical shareholders’ equity have been removed as a part of the purchase accounting. Readers are cautioned that the purchase price allocation shown herein is preliminary and is subject to change, and changes to the assumptions used could have a material impact on the fair values.
f)	Preferred Shares will remain unaffected by the proposed acquisition, and therefore have been reflected as non-controlling interest—attributable to interest of others in operating subsidiaries on both BIP and BIPC’s unaudited pro forma financial statements. The carrying value of the Preferred Shares have been adjusted to a fair value of $660 million based on publicly traded prices as at July 25, 2023.
g)	Accounts payable and other include $114 million of estimated transaction costs as a result of the Triton acquisition, which are non-recurring. The accrual of transaction costs reduces partnership capital. The reduction is allocated to equity holders based on their proportionate share of net income/loss.
h)	Non-recourse borrowings reflect the fair value of Triton’s debt as disclosed in Note 7 of Triton’s March 31, 2023 interim consolidated financial statements and proportionately allocated between current and non-current.

i)	The unaudited pro forma statement of operating results for the three-month period ended March 31, 2023 have been adjusted to give effect to the probable acquisition of Triton as if it had occurred on January 1, 2022.
j)	Reclassification to conform presentation adjustments have been made to conform Triton’s financial statement line items to those of BIP.
k)	Depreciation expense has been adjusted to reflect the additional depreciation expense due to the fair value adjustment as a result of the Triton acquisition, which has been calculated using an estimated average remaining useful life of 9 years, based on current depreciation expense in respect to the cost of the property, plant and equipment as reported by Triton in its March 31, 2023 interim consolidated financial statements.
l)	Interest expenses have been adjusted to reflect incremental borrowings at BIP level to fund the cash component of the transaction with an approximate rate of 6% based on BIP’s credit facility rate. In addition, interest expense has been adjusted to reflect the amortization of the fair value adjustment of the assumed debt using the effective interest rate method, over the weighted average remaining term disclosed in Note 7 Triton’s March 31, 2023 interim consolidated financial statements.
m)	Deferred income taxes as a result of transaction accounting adjustments on the unaudited pro forma statement of operating results of BIP have been adjusted based on a tax rate of 8% for the three-month period ended March 31, 2023. The rates are based on the effective income tax rate of Triton as disclosed in Note 11 of Triton’s consolidated financial statements for the three-month period ended March 31, 2023.

n)	The unaudited pro forma statement of operating results for the year ended December 31, 2022 have been adjusted to give effect to the probable acquisition of Triton as if it had occurred on January 1, 2022.

o)	Depreciation expense has been adjusted to reflect the additional depreciation expense due to the fair value adjustment as a result of the Triton acquisition, which has been calculated using an estimated average remaining useful life of 9 years, based on current depreciation expense in respect to the cost of the property, plant and equipment as reported by Triton in its March 31, 2023 interim consolidated financial statements.
p)	Interest expenses have been adjusted to reflect incremental borrowings at BIP level to fund the cash component of the transaction with an approximate rate of 6% based on BIP’s credit facility rate. In addition, interest expense has been adjusted to reflect the amortization of the fair value adjustment of the assumed debt using the effective interest rate method, over the weighted average remaining term disclosed in Note 7 Triton’s March 31, 2023 interim consolidated financial statements.
q)	Other income (expenses) in BIP’s unaudited pro forma statement of operating results has been adjusted for $114 million of estimated transaction costs, which are non-recurring.
r)	Deferred income taxes as a result of transaction accounting adjustments on the unaudited pro forma statement of operating results of BIP have been adjusted based on a tax rate of 8.66% for the year ended December 31, 2022. The rates are based on the effective income tax rate of Triton as disclosed in Note 12 of Triton’s consolidated financial statements for the period ended December 31, 2022.

2. Acquisition of Data4

The following tables and explanatory notes present Data4’s statement of financial position as of March 31, 2023 as adjusted to give effect to the acquisition as if it had occurred on March 31, 2023, and Data4's statements of operating results for the three months ended March 31, 2023 and for the year ended December 31, 2022 as adjusted to give effect to the acquisition as if it had occurred on January 1, 2022 with transaction accounting adjustments calculated using information as of July 25, 2023 which is the most recent practicable date prior to the filing of this 6-K, given Data4 is a probable acquisition.

US$ MILLIONS

As at March 31, 2023

	Data4 historical	Reclassification to conform presentation	Transaction accounting adjustments		Proforma combined total
	2(a)	2(a)
Assets
Cash and cash equivalents	$110	$-	$(330)	2(b),(e)	$(220)
Financial Assets	-	17	-		17
Derivative financial instruments	17	(17)	-		-
Accounts receivable and other	163	-	-		163
Inventory	4	-	-		4
Current assets	294	-	(330)		(36)

Property, plant and equipment	40	-	-		40
Intangible assets	6	-	-		6
Investment properties	-	3,169	-		3,169
Investment property measured at fair value	2,751	(2,751)	-		-
Investment property measured at cost	415	(415)	-		-
Investments at fair value through other comprehensive income	3	(3)	-		-
Goodwill	-	-	1,449	2(b),(d)	1,449
Financial assets (non-current)	-	56	-		56
Derivative financial instruments	56	(56)	-		-
Deferred income tax asset	1	-	-		1
Non-current assets	3,272	-	1,449		4,721
Total assets	$3,566	$-	$1,119		$4,685

Liabilities and partnership capital
Liabilities
Accounts payable and other	$159	$36	$80	2(f)	$275
Non-recourse borrowings	-	7	-		7
Loans and borrowings	7	(7)	-		-
Lease liabilities	3	(3)	-		-
Other liabilities	33	(33)	-		-
Current liabilities	202	-	80		282

Non-recourse borrowings (non-current)	-	1,781	399	2(b),(d),(e)	2,180
Loans and borrowings	1,781	(1,781)	-		-
Other liabilities (non-current)	-	3	-		3
Lease liabilities	3	(3)	-		-
Deferred income tax liability	427	-	-	2(b),(d)	427
Non-current liabilities	2,211	-	399		2,610
Total liabilities	2,413	-	479		2,892

Partnership capital
Limited partners	$-	$187	$(200)	2(b)-(d),(f)	$(13)
General partner	-	1	(1)	2(b)-(d),(f)	-
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	-	79	(84)	2(b)-(d),(f)	(5)
BIPC	-	53	(57)	2(b)-(d),(f)	(4)
Exchange LP Units	-	3	(3)	2(b)-(d),(f)	-
Perpetual subordinated notes	-	-	-		-
Interest of others in operating subsidiaries	-	830	985	2(b)-(d),(f)	1,815
Equity
Issued share capital	2	(2)	-		-
Additional paid-in capital	173	(173)	-		-
Retained earnings	978	(978)	-		-
Total partnership capital	1,153	-	640		1,793
Total liabilities and partnership capital	$3,566	$-	$1,119		$4,685

US$ MILLIONS

For the three-month period ended March 31, 2023

	Data4 historical	Reclassification to conform presentation	Transaction accounting adjustments		Proforma combined total
	2(a)	2(a)
Revenues	$-	$98	$-		$98
Rendering of services data canters	65	(65)	-		-
Other operating income	33	(33)	-		-
Direct operating costs	-	(50)	-		(50)
Operating expenses	(43)	43	-		-
Employee expenses	(5)	5	-		-
Depreciation and amortization expense	(2)	2	-		-
	48	-	-		48

Interest expense	-	(23)	(7)	2(h)	(30)
Net foreign exchange gains/(losses)	(1)	1	-		-
Financial income	1	(1)	-		-
Financial costs	(23)	23	-		-
	25	-	(7)		18

Income tax (expense) recovery
Deferred	-	-	2	2(i)	2
Net income	$25	$-	$(5)		$20

Attributable to:
Limited partners	-	-	-		$3
General partner	-	-	-		-
Non-controlling interest attributable to:					-
Redeemable Partnership Units held by Brookfield	-	-	-		1
BIPC exchangeable shares	-	-	-		1
Exchangeable units	-	-	-		-
Interest of others in operating subsidiaries	-	-	-		15
Preferred unitholders	-	-	-		-
Basic and diluted earnings per unit attributable to:
Limited partners	-	-	-		$0.01

US$ MILLIONS

For the year ended December 31, 2022

	Data4 historical	Reclassification to conform presentation	Transaction accounting adjustments		Proforma combined total
	2(a)	2(a)
Revenues	$-	$235	$-		$235
Rendering of services data canters	162	(162)	-		-
Other operating income	74	(74)	-		-
Direct operating costs	-	(159)	-		(159)
Operating expenses	(133)	133	-		-
Employee expenses	(17)	17	-		-
	86	(10)	-		76

Interest expense	-	(46)	(28)	2(k)	(74)
Other income (expenses)	-	521	(80)	2(l)	441
Fair value adjustments on investment property	470	(470)	-		-
Financial income	52	(52)	-		-
Financial costs	(46)	46	-		-
Other non-operating expense	(1)	1	-		-
	561	(10)	(108)		443

Income tax (expense) recovery
Deferred	(130)	-	27	2(m)	(103)
Net income	$431	$(10)	$(81)		$340

Attributable to:
Limited partners	-	-	-		$55
General partner	-	-	-		-
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	-	-	-		23
BIPC exchangeable shares	-	-	-		16
Exchangeable units	-	-	-		1
Interest of others in operating subsidiaries	-	-	-		245
Basic and diluted earnings per unit attributable to:
Limited partners	-	-	-		$0.12

a)	Reclassification to conform presentation adjustments have been made to conform Data4's financial statement line items to those of BIP.

b)	The acquisition of Data4 is a probable acquisition and will be accounted for as a business combination. The purchase consideration, assets acquired and liabilities assumed are therefore recorded at their estimated fair value based on information available as of July 25, 2023. Actual amounts recognized by BIP on the effective date of the Data4 acquisition, if consummated, may differ materially from these estimates.

The following table provides the preliminary purchase price allocation:

(In US$ millions, unless otherwise noted)
Total estimated cash consideration		728
Consideration provided by non-controlling interests	2(c)	1,874
Total estimated fair value of consideration		$2,602

Current assets		293
Property, plant, and equipment		40
Investment properties		3,167
Intangibles and goodwill		1,455
Non-current assets		60
Current liabilities		(198)
Non-recourse borrowings		(1,788)
Deferred tax liabilities		(427)
Fair value of net assets acquired		$2,602

The unaudited pro forma financial statements are prepared assuming that total consideration attributed to BIP of approximately $0.7 billion will be comprised of all cash consideration. Total Brookfield consideration of $2.6 billion will be comprised of consideration from BIP as noted above and cash consideration from institutional partners (presented as non-controlling interests).

c)	Represents the consideration paid for the interest acquired by Brookfield, excluding BIP, measured at fair value of $1,874 million.

d)	Assets acquired and liabilities assumed were re-measured to fair value as of July 25, 2023. Differences between the fair value of consideration paid and the carrying values of assets acquired and liabilities assumed have been first reflected as an adjustment to items where fair value information is readily available. A significant portion of Data4's assets are comprised of investment properties where the carrying values approximate fair value and, as a result, the entire fair value difference was allocated to goodwill. Readers are cautioned that the purchase price allocation shown herein is preliminary and is subject to change, and changes to the assumptions used could have a material impact on the fair values.

e)	Non-recourse borrowings were adjusted to reflect an additional $0.4 billion to finance cash consideration.

f)	Accounts payable and other include $80 million of estimated transaction costs as a result of the Data4 acquisition, which are non-recurring. The accrual of transaction costs reduces partnership capital. The reduction is allocated to equity holders based on their proportionate share of net income/loss.

g)	The unaudited pro forma statement of operating result for the three-month period ended March 31, 2023 have been adjusted to give effect to the probable acquisition of Data4 as if it had occurred on January 1, 2022. Reclassification to conform presentation adjustments have been made to conform Data4's financial statement line items to those of BIP.

h)	Interest expense has been adjusted to reflect incremental borrowings at BIP level to fund a portion of the purchase price of the transaction with an approximate rate of 6.9% based on the EURIBOR plus 3%.

i)	Deferred income taxes as a result of transaction accounting adjustments on the unaudited pro forma statement of operating results of BIP have been adjusted based on a tax rate of 24.94% which is the statutory income tax rate of Data4 for the three months ended March 31, 2023.

j)	The unaudited pro forma statement of operating result for the year ended December 31, 2022 have been adjusted to give effect to the probable acquisition Data4 as if it had occurred on January 1, 2022. Reclassification to conform presentation adjustments have been made to conform Data4's financial statement line items to those of BIP.

k)	In BIP’s unaudited pro forma statement of operating results, interest expense has been adjusted to reflect incremental borrowings at BIP level to fund a portion of the purchase price of the transaction with an approximate rate of 7% based on the EURIBOR plus 3%.

l)	Other income (expenses) for the year ended December 31, 2022 has been adjusted for $80 million of estimated transaction costs, which are non-recurring.

m)	Deferred income taxes as a result of transaction accounting adjustments on the unaudited pro forma statement of operating results of BIP have been adjusted based on a tax rate of 24.94% which is the statutory income tax rate of Data4 for the year ended December 31, 2022.

3. Acquisition of Sertaneja

The following tables and explanatory notes present Sertaneja’s statement of financial position as of March 31, 2023 as adjusted to give effect to the acquisition as if it had occurred on March 31, 2023, and Sertaneja's statements of operating results for the three months ended March 31, 2023 and for the year ended December 31, 2022 as adjusted to give effect to the acquisition as if it had occurred on January 1, 2022 with transaction accounting adjustments calculated using information as of July 25, 2023 which is the most recent practicable date prior to the filing of this 6-K.

US$ MILLIONS

As at March 31, 2023

	Sertaneja historical	Reclassification to conform presentation	Transaction accounting adjustments		Proforma combined total
	3(a)	3(a)
Assets
Cash and cash equivalents	$36	$-	$(35)	3(b)-(e)	$1
Accounts receivable and other	9	-	-		9
Current assets	45	-	(35)		10
Intangible assets	400	-	77	3(b)-(e)	477
Investments in associates and joint ventures	-	-	(22)	3(b)-(e)	(22)
Goodwill	-	-	25	3(b)-(e)	25
Non-current assets	400	-	80		480
Total assets	$445	$-	$45		$490

Liabilities and partnership capital
Liabilities
Accounts payable and other	$39	$-	$-		$39
Current liabilities	39	-	-		39

Non-recourse borrowings (non-current)	197	-	-		197
Deferred income tax liability	56	-	27	3(b)-(e)	83
Non-current liabilities	253	-	27		280
Total liabilities	$292	$-	$27		$319

Partnership capital
Limited partners	$-	$27	$(15)	3(b)-(e)	$12
General partner	-	-	-	3(b)-(e)	-
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	-	11	(11)	3(b)-(e)	-
BIPC	-	8	(8)	3(b)-(e)	-
Exchange LP Units	-	-	-		-
Perpetual subordinated notes	-	-	-		-
Interest of others in operating subsidiaries	-	107	52	3(b)-(e)	159
Equity
Share capital	41	(41)	-		-
Retained earnings	112	(112)	-		-
Total partnership capital	153	-	18		171
Total liabilities and partnership capital	$445	$-	$45		$490

US$ MILLIONS

For the three-month period ended March 31, 2023

	Sertaneja historical	Transaction accounting adjustments		Proforma Combined Total
	3(a)
Revenues	$9	$-		$9
Direct operating costs	(1)	(1)	3(g)	(2)
	8	(1)		7

Interest expense	(4)	-		(4)
Share of earnings from investments in associates and joint ventures	-	(1)	3(h)	(1)
Income before income tax	4	(2)		2

Income tax (expense) recovery
Deferred	(1)	-	3(i)	(1)
Net income	$3	$(2)		$1

Attributable to:
Limited partners				-
General partner				-
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield				-
BIPC exchangeable shares				-
Exchangeable units				-
Interest of others in operating subsidiaries				1
Preferred unitholders				-
Basic and diluted earnings per unit attributable to:
Limited partners	-	-		$-

US$ MILLIONS

For the year ended December 31, 2022

	Sertaneja historical	Transaction accounting adjustments		Proforma Combined Total
	3(a)
Revenues	$98	$-		$98
Direct operating costs	(31)	(3)	3(g)	(34)
	67	(3)		64

Interest expense	(14)	-		(14)
Share of earnings from investments in associates and joint ventures	-	(4)	3(h)	(4)
Other income (expenses)	(10)	12	3(j)	2
Income before income tax	43	5		48

Income tax (expense) recovery
Current	(1)	-		(1)
Deferred	(12)	(1)	3(i)	(13)
Net income	$30	$4		$34

Attributable to:
Limited partners	-	-		$6
General partner	-	-		-
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	-	-		3
BIPC exchangeable shares	-	-		2
Exchangeable units	-	-		-
Interest of others in operating subsidiaries	-	-		23
Basic and diluted earnings per unit attributable to:
Limited partners	-	-		$0.01

a)	Reclassification to conform presentation adjustments have been made to conform Sertaneja's financial statement line items to those of BIP.

b)	The acquisition of Sertaneja is accounted for as a business combination effective on May 2, 2023, which is the acquisition date. The purchase consideration, assets acquired and liabilities assumed are therefore recorded at their acquisition date fair value based on information available as of July 25, 2023. Actual amounts recognized by BIP on the effective date of the Sertaneja acquisition, if consummated, may differ materially from these estimates.

The following table provides the preliminary purchase price allocation:

(In US$ millions, unless otherwise noted)
Total estimated cash consideration		35
Pre-existing interest in business	3(c)	35
Consideration provided by non-controlling interests	3(d)	158
Total estimated fair value of consideration	3(d)	$228

Current assets		45
Intangibles and goodwill		502
Current liabilities		(44)
Non-recourse borrowings		(192)
Deferred tax liabilities		(83)
Fair value of net assets acquired		$228

The unaudited pro forma financial statements are prepared assuming that total consideration attributed to BIP of approximately $70 million will be comprised of (i) cash consideration of $35 million and (ii) the fair value of the pre-existing interest in the business, accounted for as an investment in associate, using the equity method of accounting, of $35 million.

c)	Represents the fair value of BIP's existing interest in the business, accounted for as an investment in associate. Upon acquisition of Sertaneja, BIP recorded a gain on its existing interest of $12 million, recognized through equity attributable to the partnership.

d)	Total Brookfield consideration of $228 million will be comprised of consideration from BIP as noted above of $70 million and cash consideration from institutional partners (presented as non-controlling interests) in addition to their pre-existing interest in the business for total non-controlling interest of $158 million.

e)	Assets acquired and liabilities assumed were re-measured to their acquisition date fair value. Differences between the fair value of consideration paid and the carrying values of assets acquired and liabilities assumed have been first reflected as an adjustment to items where fair value information is readily available. A significant portion of Sertaneja's assets are comprised of concession agreements which are recorded as intangible assets on the balance sheet which had an acquisition date fair value of approximately $477 million. The increase to deferred tax liabilities represents the tax impact of the difference between the fair value and the carrying value of net assets calculated based on a tax rate of 34%, which represents the statutory income tax rate of Sertaneja. The recognition of deferred tax liabilities resulted in a corresponding increase in goodwill for the same amount. Sertaneja's historical shareholders’ equity have been removed as a part of the purchase accounting. Readers are cautioned that the purchase price allocation shown herein is preliminary and is subject to change, and changes to the assumptions used could have a material impact on the fair values.

f)	The unaudited pro forma statement of operating result for the three-month period ended March 31, 2023 have been adjusted to give effect to the probable acquisition of Sertaneja as if it had occurred on January 1, 2022.

g)	Depreciation expense has been adjusted to reflect the additional depreciation expense due to the fair value adjustment to intangible assets as a result of the Sertaneja acquisition, which has been calculated using an estimated average remaining useful life of 24 years based on the remaining term of the related contracts.

h)	BIP’s share of earnings from associate income have been adjusted to remove income earned from BIP's existing interest in Sertaneja.

i)	Deferred income taxes as a result of transaction accounting adjustments on the unaudited pro forma statement of operating results of BIP have been adjusted based on a tax rate of 34% for the three-month period ended March 31, 2023. The rates are based on the statutory tax rate of Sertaneja for the three-month period ended March 31, 2023.

j)	Other income (expense) for the year ended December 31, 2022 has been adjusted to reflect a net realized gain of $12 million relating to a fair value step up of BIP's existing interest in Sertaneja, upon discontinuation of equity method accounting. which is non-recurring.

k)	Deferred income taxes as a result of transaction accounting adjustments on the unaudited pro forma statement of operating results of BIP have been adjusted based on a tax rate of 34%. The rates are based on the effective income tax rate of Sertaneja for the three months ended March 31, 2023 and the year ended December 31, 2022.

4. Acquisition of HomeServe

The following tables and explanatory notes present HomeServe’s statements of operating results for the year ended December 31, 2022 as adjusted to give effect to the acquisition as if it had occurred on January 1, 2022.

US$ MILLIONS

For the year ended December 31, 2022

	HomeServe historical	Transaction accounting adjustments		Proforma combined total
Revenues	$2,020	$-		$2,020
Direct operating costs	(1,521)	(127)	4(a)	(1,648)
	499	(127)		372

Interest expense	(35)	-		(35)
Mark-to-market gains (losses)	10	-		10
Other income (expenses)	(306)	-	4(c)	(306)
Income before income tax	$168	$(127)		$41

Income tax (expense) recovery
Current	(44)	-		(44)
Deferred	(7)	32	4(b)	25
Net income	$117	$(95)		$22

Attributable to:
Limited partners	-	-		$3
General partner	-	-		-
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	-	-		1
BIPC exchangeable shares	-	-		1
Exchangeable units	-	-		-
Interest of others in operating subsidiaries	-	-		17
Basic and diluted earnings per unit attributable to:
Limited partners	-	-		$0.01

The partnership and HomeServe have different fiscal years ending December 31 and March 31, respectively. Accordingly, HomeServe’s historical statement of operations for the fiscal year ended March 31, 2023 has been aligned to the fiscal year of the partnership for the fiscal year ended December 31, 2022 by adjusting to include HomeServe’s unaudited consolidated statement of operations data for the three months ended March 31, 2022 and to exclude HomeServe’s unaudited consolidated statement of operations data for the three months ended March 31, 2023. Additionally, reclassification adjustments have been made to conform presentation to the partnership’s statement of operating results. As a result of the acquisition, HomeServe’s assets and liabilities were adjusted to their acquisition date fair value.

a)	Depreciation expense has been adjusted to reflect the additional depreciation expense due to the fair value adjustment made to intangible assets as a result of the HomeServe acquisition, which has been calculated using an estimated average remaining useful life of 19 years.

b)	Deferred income taxes as a result of transaction accounting adjustments on the unaudited pro forma statement of operating results of BIP have been adjusted based on a tax rate of 25% for the year ended December 31, 2022. The rates are based on the effective income tax rate of HomeServe for the year ended December 31, 2022.

c)	Transaction costs of $55 million has been recognized in the partnership's statement of operating results for the three months ended march 31, 2023 and is therefore not included as a transaction accounting adjustment. These transaction costs are non-recurring in nature.

5. DFMG

a)	As the partnership’s investment in DFMG is accounted for using the equity method, transaction accounting adjustments as a result of the DFMG transaction include the following:

•	For the year ended December 31, 2022, share of earnings from investments in associates and joint ventures included approximately $22 million for the partnership’s share in DFMG’s net income, adjusted to reflect (i) depreciation and amortization to reflect the additional depreciation expense due to adjusting the net assets of the investee to their acquisition date fair value as a result of the acquisition, (ii) interest expense incurred on approximately $1.6 billion of incremental borrowings to finance a part of the purchase consideration, and (iii) deferred tax impact of the aforementioned adjustments, calculated at a statutory tax rate of 32% based on disclosures in DFMG’s historical financial statement.

•	For the three months ended March 31, 2023, share of earnings from investments in associates and joint ventures included the partnership’s share of DFMG’s net income described above for the period from January 1, 2023 to February 6, 2023 prior to the partnership’s investment in DFMG.

6. Acquisition of Compass

As the partnership’s investment in Compass will be accounted for using the equity method, transaction accounting adjustments as a result of the Compass transaction are expected to include:

•	$370 million of investments in associates and joint ventures together with $370 million cash consideration to be transferred as at March 31, 2023.

•	A $23 million loss and a $6 million loss for the year ended December 31, 2022 and the three months ended March 31, 2023, respectively, in share of earnings from investments in associates and joint ventures, reflecting the partnership’s share in the investee’s net loss adjusted for estimated transaction costs net of its deferred tax impact calculated at a statutory tax rate of 21% for the year ended December 31, 2022.

7. Pro forma basic and diluted earnings per unit attributable to limited partners

For the purpose of BIP’s unaudited pro forma statement of operating results, pro forma basic and diluted earnings per unit attributable to limited partners is calculated as pro forma combined net income attributable to limited partners less preferred unit distributions for the period, divided by the weighted average number of BIP Units outstanding during the period.

8. Master Services Agreement with Brookfield Corporation

Brookfield Corporation and its subsidiaries provide management services to BIP pursuant to a master services agreement (the “Master Services Agreement”). Pursuant to the Master Services Agreement, on a quarterly basis, BIP pays a base management fee to the service providers equal to 0.3125% (1.25% annually) of the market value of BIP. For purposes of calculating the base management fee, the market value of BIP is equal to the aggregate value of all the outstanding units, preferred units and securities of the other service recipients, which includes BIPC, plus all outstanding third party debt with recourse to a service recipient, less all cash held by such entities. Based on $0.9 billion of BIPC Shares assumed to be issued in connection with the acquisition, the base management fee is expected to increase by $11 million annually, which has not been reflected in the Pro Forma Financial Statements.